SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2017

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated March 6, 2017	A-1

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;

•	our operations and prospects;

•	our network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies and other technologies and related applications;

•

the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;

•	the expected benefit from our acquisition and planned integration of certain assets, businesses and related liabilities and employees from China Tietong Telecommunications Corporation;

•	the expected impact of the implementation in Mainland China of value-added tax, the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: March 7, 2017	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT

FURTHER IMPLEMENTATION OF THE STATE’S POLICY REQUIREMENTS RELATING TO NETWORK SPEED UPGRADE AND TARIFF REDUCTION

This announcement is made by China Mobile Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and Part XIV A of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The Board of Directors (the “Board”) of the Company announces that to further implement the State’s policy requirements relating to network speed upgrade and tariff reduction, the Company will cancel all handset domestic long-distance and roaming tariffs from 1 October 2017 onwards; in addition, the Company will substantially reduce the dedicated Internet access tariffs for small and medium enterprises, and reduce international long-distance call tariffs.

The Company expects that the aforesaid measures will have a certain impact on the Company’s operating revenue and net profit. The Company will continue to leverage its leading advantages in 4G, encourage its customers to increase their usage of telecommunications services whilst upgrading speed and reducing tariff in order to achieve a higher turnover despite a lower profit margin, and strive to reduce the impact on revenue and net profit of the aforesaid measures. The Company believes that such measures will accelerate the Company’s transformation in data traffic operation and digital services in the long run.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 6 March 2017

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Liu Aili, Mr. Xue Taohai and Mr. Sha Yuejia as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

A-1